Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802
September 4, 2012

VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Ultimate Rack, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed July 30, 2012 File No. 333-179188

Dear Mr. Dobbie:

Ultimate Rack, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated August 24, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
It appears from your disclosure that you are a “shell company” as defined by Securities Act Rule 405. Please disclose that you are a shell company or provide us with your analysis why you do not fit the definition of “shell company.”

Response: We have revised our disclosure to indicate that we are a “shell company” under Securities Act Rule 405.  We have added a statement to this effect on the prospectus cover page and a risk factor on page 5.

Prospectus Summary, page 1

Overview, page 1

2.
Please discuss the experience of your executives in the bicycle rack or related industries. To the extent they have no such experience, please highlight this as a risk and discuss how it may impact your ability to implement your business plan.

Response: Our executives do not have any experience in the bicycle rack or related industries.  Accordingly, we have highlighted this as a risk factor on page 4.

3.
We note your response to prior comment 4. It appears that you need to obtain additional financing in order to generate revenue. Please discuss how and when you intend to acquire the necessary additional financing.

Response: The Company hopes to raise additional capital by selling equity in additional offerings to investors once the Company is public.  However, at this time, we do not have any plans in place to raise capital through additional offerings and we do not have any prospective investors.  We have added this disclosure in the Prospectus Summary.  In addition, we have included a risk factor on page 3 discussing our need to raise additional financing.

Management’s Discussion and Analysis, page 15

Plan of Operation, page 15

4.
We note your response to prior comment 22. Please be more specific regarding how you intend to raise additional capital through the use of broker dealers. Please also explain the basis for your belief that you will be able to raise enough additional capital to sustain your proposed operations given the current state of development of your business.

Response: We currently do not have any financing arranged. We have not spoken to any broker dealers about raising capital and we do not know if we will able to do so once we are public.  We do not know if we will be able to raise funds that we need in order to implement our business plan and sustain the Company going forward.  We have revised our disclosure in the Plan of Operation on page 15 to this effect.

5.
We note your response to prior comment 23. Please provide us with the basis for the number of racks you expect to manufacture and sell in each of the periods provided. Additionally, please explain how you expect to be in a position to manufacture and sell racks by October 31, 2012 in light of your current stage of development. Alternatively, remove the sales projections for which you do not have a reasonable basis in your next amended registration statement.

Response: We have removed the sales projections in the Plan of Operation on page 15.

6.
We note your response to prior comment 27. Please disclose whether you have received any indication from retailers that they are interested in purchasing your product. If not, please explain why you believe you will be able to locate willing purchasers. Please also identify the geographic markets in which you plan to sell your products and what contacts you have with retailers in those markets.

Response: We have not received any indication from retailers that they are interested in purchasing our product and we do know if we will be able to locate willing purchasers.  We would like to sell our products throughout North America, though we do not have any contacts at this point.  We have revised the Plan of Operations accordingly.

Sincerely,
/s/ Shawn Arizmendi
Shawn Arizmendi
President, Ultimate Rack, Inc.